UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	August 31, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO THE CATERING AND

AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT

Reference is made to the announcement of the Company dated 30 August 2019 and the circular of the Company dated 30 September 2019 in relation to, among others, the Existing Catering Services and Related Services Agreement.

On 28 August 2020, the Board considered and approved the resolution regarding the continuing connected transactions of the Company in relation to the catering, aircraft on-board supplies support and related services, agreed the business plan that the Company shall engage Eastern Air Catering Entities for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support and related services, agreed that the Company and Eastern Air Catering Company shall enter into the Catering and Aircraft On-board Supplies Support Agreement and carry out the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions, and determined the Proposed Annual Caps for the three years ending 31 December 2021, 2022 and 2023.

For the transactions of expenditure items under the Catering and Aircraft On-board Supplies Support Agreement (including catering related services and aircraft on-board supplies support related services, as well as the property leasing services with the Company as the lessee), as the highest applicable percentage ratio as defined under the Listing Rules calculated on an annual basis exceeds 5% (on an aggregated basis), such transactions are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. For the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor), as the highest applicable percentage ratio as defined under the Listing Rules calculated on an annual basis exceeds 0.1% but is less than 5%, such transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules, the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement are subject to the approval of the Independent Shareholders at the EGM.

A circular will be issued by the Company and despatched to the Shareholders no later than 31 December 2020.

A.	BACKGROUND

Reference is made to the announcement of the Company dated 30 August 2019 and the circular of the Company dated 30 September 2019 in relation to, among others, the Existing Catering Services and Related Services Agreement between Eastern Air Catering Entities and the Group for the provision of catering services and related services. Pursuant to the agreement, for the three years ending 31 December 2020, 2021 and 2022, Eastern Air Catering Entities will provide the Group with food, beverages, related tableware and the storage, recycling and other related services for food and beverages required for air transport and ground services. At the same time, Eastern Air Catering Entities will lease lands and buildings owned by the Company and will construct buildings and structures on lands leased from the Company, offsetting rent with construction costs. In order to strengthen the internal centralised management and control of the Company, the parties intend to re-enter into the relevant framework agreement.

On 28 August 2020, the Board considered and approved the resolution regarding the continuing connected transactions of the Company in relation to the catering, aircraft on-board supplies support and related services, agreed to the business plan that the Company shall engage Eastern Air Catering Entities for the centralised procurement of its catering, aircraft on-board supplies support and related services, agreed that the Company and Eastern Air Catering Company shall enter into the Catering and Aircraft On-board Supplies Support Agreement and carry out the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions, and determined the Proposed Annual Caps for the three years ending 31 December 2021, 2022 and 2023.

B.	CATERING AND AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT

On 28 August 2020, the Company and Eastern Air Catering Company entered into the Catering and Aircraft On-board Supplies Support Agreement to renew the Existing Catering Services and Related Services Agreement. In order to strengthen the internal centralised management and control of the Company, the following major changes were made between the Catering and Aircraft On-board Supplies Support Agreement and the Existing Catering Services and Related Services Agreement: (i) based on the fact that the Company procures catering and related services from Eastern Air Catering Entities pursuant to the Existing Catering Services and Related Services Agreement, the Company shall engage Eastern Air Catering Entities for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support and related services (including those directly procured by the Company from third parties in the past) required for air transport of the Company; and (ii) based on the fact that the Company provides property leasing services (including those in the mode of “offsetting rent with construction costs”) to Eastern Air Catering Entities pursuant to the Existing Catering Services and Related Services Agreement, Eastern Air Catering Entities shall provide property leasing services in the mode of “offsetting rent with construction costs” to the Company. Prior to the commencement of the specific businesses, the parties shall enter into specific business contracts separately.

The principal terms of the Catering and Aircraft On-board Supplies Support Agreement are set out as follows:

Service scope

Eastern Air Catering Company, as the supplier of all catering and aircraft on-board supplies of the Company, shall provide the Company with catering, aircraft on-board supplies support and related services, including:

(1)	being responsible for the procurement and management of the third-party catering, aircraft on-board supplies support and related services required for air transport of the Company; and

(2)

providing the Company with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee”), that is, the Company (as the lessee) shall lease lands and buildings owned by Eastern Air Catering Entities (as the lessor), and shall construct buildings and structures on lands leased from Eastern Air Catering Entities.

At the same time, the Company shall provide Eastern Air Catering Entities with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor”), that is, Eastern Air Catering Entities (as the lessee) shall lease lands and buildings owned by the Company (as the lessor), and shall construct buildings and structures on lands leased from the Company.

The major reasons for newly adding the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee in the Catering and Aircraft On-board Supplies Support Agreement are: (i) upon the completion and commencement of operation of Chengdu Tianfu International Airport, the Company will operate at both Chengdu Tianfu International Airport and Chengdu Shuangliu International Airport, and it is necessary to establish a base on the land in the construction site adjacent to the airport apron in Chengdu Tianfu International Airport to support the production and operation of flights; (ii) according to the land use plan of Chengdu Tianfu International Airport, Eastern Air Catering Entities, as the subject, has obtained the ownership of a certain piece of land planned for construction in Chengdu Tianfu International Airport; currently, among the lands planned for construction in such airport, the only available land for production and construction that meets the location requirement of the Company for establishing a base is a certain area of such land owned by Eastern Air Catering Entities; pursuant to local government regulations, such piece of land cannot be divided; (iii) as the on-ground supporting business of the Company in the airport working area and the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Entities to the Company need to be coordinated, in order to improve the efficiency of operation support and to avoid flight delays as a result of flight maintenance as much as possible, the Company intends to, as the lessee, adopt the arrangement of offsetting rent with construction costs for the lands owned by Eastern Air Catering Entities; and (iv) entering into a separate continuing connected transactions framework agreement for the transactions between the Company and Eastern Air Catering Company can facilitate the management and control of the transactions between the parties and their respective subsidiaries. The Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee specifically means that the Company (as the lessee) will lease lands and buildings (including the operation base in Chengdu Tianfu International Airport) owned by Eastern Air Catering Entities (as the lessor), and will construct buildings and structures for production and operation on lands and buildings leased from Eastern Air Catering Entities. The ownership of such buildings and structures belongs to Eastern Air Catering Entities. The construction costs contributed by the Company will offset the rent payable by the Company to Eastern Air Catering Entities. The Company will determine the annual rent payable by the Company to Eastern Air Catering Entities by amortising the total amount of initial investment with respect to the lands and buildings of Eastern Air Catering Entities.

The major reasons for making the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor are: (i) the lands and buildings that Eastern Air Catering Entities leased from the Company are used for the purpose of catering production, tableware recycling, aircraft on-board supplies cleaning, and catering and aircraft on-board supplies delivery, which are highly relevant to the catering support business; and (ii) entering into a separate continuing connected transactions framework agreement for the transactions between the Company and Eastern Air Catering Company can facilitate the management and control of the transactions between the parties and their respective subsidiaries. The Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor specifically means that Eastern Air Catering Entities (as the lessee) will lease lands and buildings (including the operation base in Wuhan) owned by the Company (as the lessor), and will construct buildings and structures for production and operation on lands and buildings leased from the Company. The ownership of such buildings and structures belongs to the Company. The construction costs contributed by Eastern Air Catering Entities will offset the rent payable by Eastern Air Catering Entities to the Company. The Company will determine the annual rent payable by Eastern Air Catering Entities to the Company by amortising the total amount of initial investment with respect to the lands and buildings of the Company.

Term

The Catering and Aircraft On-board Supplies Support Agreement shall be valid for three years commencing from 1 January 2021 until 31 December 2023. On 1 January 2021, the Existing Catering Services and Related Services Agreement shall be terminated.

In order to execute the property leasing services under the Catering and Aircraft On-board Supplies Support Agreement, the Company and Eastern Air Catering Company will enter into specific written lease agreements (the “Lease Agreements”). The tenure of the Lease Agreements for property leasing services under the arrangement of offsetting rent with construction costs (including the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee and the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor) will be 30 years. As the tenure of the Lease Agreements for the related property leasing services exceeds three years, pursuant to Rule 14A.52 of the Listing Rules, the Company has appointed the Independent Financial Adviser to review the related Lease Agreements and to explain why the tenure of this type of agreements needs to exceed three years, and confirm that it is normal business practice for agreements of this type to be of such duration. For details, please refer to the section headed “View of the Independent Financial Adviser on the tenure of the agreements” in this announcement.

Pricing principles

The pricing and/or fee scale for the catering, aircraft on-board supplies support and related services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. “Market price” refers to the price determined independently by the operators via market competition. Taking into account the factors such as cost of raw materials and labour cost (if any), market price is determined in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services in the area where such services are provided or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services within the territory of the PRC.

The pricing and/or fee scale for the property leasing services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. For the arrangement of offsetting rent with construction costs, the annual rent and fee of the Company payable to or receivable from Eastern Air Catering Entities shall be determined based on the current market price offered by independent third parties under comparable circumstances. The annual rent and fee shall be determined based on arm’s length negotiations after considering factors such as the quality of service and the location of properties, and for the Group, it shall be no less favourable than those offered to or by independent third parties under comparable circumstances.

The parties will designate departments or officials to be mainly responsible for checking the price and terms offered by independent third parties for the same type of catering, aircraft on-board supplies support and related services (in general, through emails, fax or telephone consultation with at least two independent third parties to obtain the price and terms offered for catering, aircraft on-board supplies support and related services).

The pricing and/or fee scale for the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company to the Company shall not be higher than those offered by Eastern Air Catering Company to independent third parties at such time in the ordinary and normal course of business for the same type of catering, aircraft on-board supplies support and related services.

The Company shall assess the status of completion of the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company during the year. According to the results of assessment, prior to 31 December of each year, the parties should enter into a specific business agreement regarding the method of settlement and evaluation plan for the next fiscal year. Where the parties fail to enter into a specific business agreement within the above-mentioned period, the method of settlement of the current year shall be applied to the next fiscal year.

Method of settlement

The payment for the catering, aircraft on-board supplies support and related services shall be settled periodically according to the method agreed in the specific business contracts between the parties, including but not limited to the matters such as settlement cycle and means of settlement. The Company will settle the payment correspondingly upon assessment.

C.	HISTORICAL AMOUNTS AND PROPOSED ANNUAL CAPS

Historical amounts

For the two years ended 31 December 2018 and 2019 and the six months ended 30 June 2020, the aggregate historical amounts of the service fees paid by the Group under the catering and related services continuing connected transactions with Eastern Air Catering Entities were RMB1,316,657,000, RMB1,471,415,000 and RMB258,454,000, respectively.

For the six months ended 30 June 2020, the aggregate historical amounts of the service fees received by the Group under the catering and related services continuing connected transactions with Eastern Air Catering Entities (i.e. the property leasing services with the Company as the lessor) were RMB9,012,000.

Proposed Annual Caps and basis

(1)	Existing Catering Services and Related Services Agreement

For the three years ending 31 December 2020, 2021 and 2022, the annual caps for each of the services under the Existing Catering Services and Related Services Agreement are set out below. Such annual caps have been approved by the Independent Shareholders at the extraordinary general meeting of the Company held on 20 December 2019.

			(Unit: RMB’000)
	Existing annual caps for the year ending
Transaction item(s)	2020.12.31	2021.12.31	2022.12.31

Expenditure item(s):
Catering related services	2,000,000	2,300,000	2,600,000
Income item(s):
Property leasing services — the Company as the lessor	80,000	90,000	100,000

(2)	Catering and Aircraft On-board Supplies Support Agreement

For the three years ending 31 December 2021, 2022 and 2023, the Proposed Annual Caps for each of the services under the Catering and Aircraft On-board Supplies Support Agreement are set out below:

			(Unit: RMB’000)
	Proposed Annual Caps for the year ending
Transaction item(s)	2021.12.31	2022.12.31	2023.12.31

Expenditure item(s):
Catering related services and aircraft on-board supplies support related services	4,310,000	4,840,000	5,430,000
Property leasing services — the Company as the lessee (annual rent)	8,000	8,000	8,000
Property leasing services — the Company as the lessee (right-of-use assets)	190,000	190,000	190,000
Income item(s):
Property leasing services — the Company as the lessor (annual rent)	90,000	100,000	110,000

The Proposed Annual Caps for the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2021, 2022 and 2023 are determined primarily based on the following factors:

(i)

Eastern Air Catering Entities being engaged for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on- board supplies support and related services required for air transport of the Company (including those directly procured by the Company from third parties in the past) pursuant to the Catering and Aircraft On-board Supplies Support Agreement, leading to the expansion of scope of catering and aircraft on-board supplies related services provided by Eastern Air Catering Entities;

(ii)

the gradual year-by-year increment of the Company’s fleet size, flight volume, passenger volume and the number of ground VIP departure lounges intended to be put into operation, leading to the corresponding increase in the demand for catering and aircraft on-board supplies related services (excluding the impact of the novel coronavirus (COVID-19) epidemic); and

(iii)

the continuous optimisation of the standard for the catering and aircraft on-board supplies services both on-board and on-ground by the Company to improve the quality of food and beverages and aircraft on-board supplies provided, as well as the inflation of prices, leading to the corresponding increase in cost of catering and aircraft on-board supplies.

Taking into account of the factors above, for the three years ending 31 December 2021, 2022 and 2023, total service fees payable by the Company to Eastern Air Catering Entities for the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement are not expected to exceed RMB4,310,000, RMB4,840,000 and RMB5,430,000, respectively.

The Proposed Annual Caps for the property leasing services with the Company as the lessee under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2021, 2022 and 2023 are mainly determined based on the demand of the lands and buildings of Eastern Air Catering Entities proposed to be leased by the Company in the next three years, as well as the construction progress of projects under the arrangement of offsetting rent with construction costs in Chengdu. Taking into account of the factors above, for the three years ending 31 December 2021, 2022 and 2023, the total annual rent payable by the Company to Eastern Air Catering Entities for the property leasing under the Catering and Aircraft On-board Supplies Support Agreement are not expected to exceed RMB8,000,000, RMB8,000,000 and RMB8,000,000, respectively. According to the relevant provisions of International Financial Reporting Standard 16 — Leases, the property leasing services with the Company as the lessee shall be recognised as right-of-use assets. For the three years ending 31 December 2021, 2022 and 2023, the total value of the right-of-use assets involved in the property leasing services with the Company as the lessee are not expected to exceed RMB190,000,000, RMB190,000,000 and RMB190,000,000, respectively.

The Proposed Annual Caps for the property leasing services with the Company as the lessor under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2021, 2022 and 2023 are mainly determined based on the current status of the lands and buildings of the Company currently leased by Eastern Air Catering Entities and the future demands in the next three years, as well as the construction progress of projects under the arrangement of offsetting rent with construction costs in Wuhan. Taking into account of the factors above, for the three years ending 31 December 2021, 2022 and 2023, the total annual rent receivable by the Company from Eastern Air Catering Entities for the property leasing under the Catering and Aircraft On-board Supplies Support Agreement are not expected to exceed RMB90,000,000, RMB100,000,000 and RMB110,000,000, respectively.

D.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS

1.	Clarifying management responsibilities, optimising support process and enhancing operational efficiency

The continuing connected transaction project represents the optimisation of the Company’s existing support and management model of catering and aircraft on-board supplies, which is beneficial for further clarifying and delineating the respective responsibilities, rights and obligations of Eastern Air Catering Company as the supplier and the Company as the purchaser. The continuing connected transaction project and the reform of catering and aircraft on-board supplies will clarify and consolidate the functions of whole-process cross- control in the production, procurement, allocation and turnover of catering and aircraft on-board supplies by Eastern Air Catering Company, third-party suppliers of catering or aircraft on-board supplies, and various business units under the customer committee of the Company, including the cabin service department, the ground service department and the general management department, etc., and will delineate the principal responsibilities for the management of catering and aircraft on-board supplies between Eastern Air Catering Company and the customer committee of the Company in the business of catering and aircraft on-board supplies in the future. The management and control model will be optimised from “many-to-many” to “one-to-one”, which will enhance the Company’s management and operational efficiency of catering and aircraft on-board supplies.

2.	Centralising procurement and operations, strengthening quality supervision and management and improving passenger satisfaction

Eastern Air Catering Company will centrally procure catering and aircraft on-board supplies, and centrally operate and control the whole process of storage, allocation, preparation, recycling and cleaning. The customer management committee of the Company, as the entrusting party, will be directly in charge of budget management, standard formulation, quality supervision and customer satisfaction surveys for the business of catering and aircraft on-board supplies undertaken by Eastern Air Catering Company. The above arrangement is conducive to the Company’s centralised supervision of the source and quality of catering and aircraft on-board supplies, ensuring compliance with the Company’s technical standards and quality requirements for catering and aircraft on-board supplies to continuously optimise customer experience, and will also help the Company to quickly respond to market changes and passenger demand, meeting and guiding customer demand more efficiently and quickly to improve passenger satisfaction.

3.	Displaying professional advantages, refining cost control and enhancing passenger experience

Eastern Air Catering Company, as a company long been engaged in catering and related business, is currently one of the largest aviation catering companies in the PRC. Eastern Air Catering Company is familiar with professional information such as aviation food production technique, cost composition and industry trends. The centralised procurement of catering by Eastern Air Catering Company and the centralisation of ownership of supplies can give full play to its professional advantages and its advantages of procurement scale, increasing economies of scale and reducing procurement costs, and are beneficial for the Company to implement scientific and refined management on the traceability and inventory management of aircraft on-board supplies, especially those with high-value and high- turnover, so as to reduce consumption and waste.

As such, the Directors (excluding the independent non-executive Directors, whose opinions will be set forth in a circular by reference to the advice of the Independent Financial Adviser in this regard) are of the view that the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

E.	LISTING RULES IMPLICATIONS

(1)	Independent Shareholders’ approval requirement

CEA Holding is the controlling Shareholder of the Company and holds 55% of the equity interest in Eastern Air Catering Company. Therefore, Eastern Air Catering Company, being a subsidiary of CEA Holding, is a connected person of the Company.

For the transactions of expenditure items under the Catering and Aircraft On-board Supplies Support Agreement (including catering related services and aircraft on-board supplies support related services, as well as the property leasing services with the Company as the lessee), as the highest applicable percentage ratio as defined under the Listing Rules calculated on an annual basis exceeds 5% (on an aggregated basis), such transactions are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

For the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor), as the highest applicable percentage ratio as defined under the Listing Rules calculated on an annual basis exceeds 0.1% but is less than 5%, such transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules, the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement are subject to the approval of the Independent Shareholders at the EGM.

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Yuan Jun, are members of senior management of CEA Holding, and CEA Holding may be regarded as having a material interest in the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions. Therefore, such Directors have abstained from voting at the Board meeting convened for the purpose of such transactions. Save as disclosed above, none of the Directors have a material interest in the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions.

(2)	View of the Independent Financial Adviser on the tenure of the agreements

The tenure of the Lease Agreements for property leasing services under the arrangement of offsetting rent with construction costs (including the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee and the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor) exceeds three years. Pursuant to Rule 14A.52 of the Listing Rules, the Company has engaged Opus Capital as the Independent Financial Adviser to review the related Lease Agreements and to explain why the tenure of this type of agreements needs to exceed three years, and confirm that it is normal business practice for agreements of this type to be of such duration.

Pursuant to Rule 14A.52 of the Listing Rules, Opus Capital has formulated its opinion based on its research and analysis and its discussion with the management of the Company as follows:

(i)

in view of the fact that the Company will be incurring substantial capital expenditure to construct building and premises in Chengdu, which are purpose-built for its on-site operation, it would not be unreasonable for the Company as the lessee to request for a longer lease term to ensure its arrangement of offsetting rent with construction costs provides an uninterrupted continuity for it to use the buildings for its operations;

(ii)

similarly with Eastern Air Catering Entities incurring substantial capital expenditure to construct the building and premises in Wuhan, which are purpose-built for their on-site operation, it would not be unreasonable for Eastern Air Catering Entities as the lessee to request for a longer lease term to ensure its arrangement of offsetting rent with construction costs provides an uninterrupted continuity for them to use the buildings for their operations. From the perspective of the Company as the lessor, the longer lease tenure is also reasonable to ensure its return on investment since it would be difficult to lease such purpose-built buildings to other external parties;

(iii)

like other air operators, the Group has to maintain stable and smooth operations by entering into property leases with longer terms in order to satisfy its daily airline operation needs as well as to ensure delivery of quality services to its customers;

(iv)	the long lease term of the Lease Agreements aligns with the Group’s long-term strategies and signifies the long-term cooperation commitment between both the Company and Eastern Air Catering Entities;

(v)

in considering whether it is a normal business practice for the Lease Agreements to have a duration longer than three years, Opus Capital has conducted research, on a best effort basis, on property lease transactions undertaken by companies listed on the Stock Exchange. In the course of its review, it is noted that the terms of the lease agreements of the lease comparables in general have a duration of longer than ten years; and

(vi)	the 30-year tenure of the Lease Agreements is a normal commercial term of a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Having considered the factors set out above, Opus Capital is of the view that the lease tenure of the Lease Agreements, which is longer than three years, is required and it is normal business practice for agreements of this type to be of such duration.

F.	INTERNAL CONTROL PROCEDURES

To ensure the Company’s conformity with the terms of the Catering and Aircraft On-board Supplies Support Agreement under the Listing Rules, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non- executive Directors:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and the independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements of the Catering and Aircraft On- board Supplies Support Agreement to ensure that they are entered into: (i) in accordance with the review and evaluation procedures set out in this announcement and the terms of the continuing connected transactions agreements under the Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the continuing connected transactions agreements under the Listing Rules on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(2)

The independent non-executive Directors shall review and will continue to review the implementation agreements of the Catering and Aircraft On-board Supplies Support Agreement to ensure that they have been entered into on normal commercial terms or better, and according to the continuing connected transactions agreements on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

(3)

Pursuant to Rule 14A.56 of the Listing Rules, the Company will engage external auditors to issue a letter on the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are of the view that the above procedures can ensure that the continuing connected transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

G.	GENERAL INFORMATION

1.	Information in relation to the Group

The Group is principally engaged in the business of civil aviation and related businesses.

2.	Information in relation to CEA Holding

CEA Holding is a wholly PRC state-owned enterprise and is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

3.	Information in relation to Eastern Air Catering Company

Eastern Air Catering Company is owned as to 55% and 45% by CEA Holding and the Company, respectively. Eastern Air Catering Company is a holding company, and its subsidiaries are mainly engaged in the business of providing catering and related services for airline companies, and have established operation centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing.

H.	EGM

The EGM will be convened to consider, and if thought fit, approve, among others, the resolution regarding the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps. As at the date of this announcement, CEA Holding is the controlling Shareholder of the Company. CEA Holding and its associate(s), if any, will abstain from voting on the ordinary resolution in relation to the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps at the EGM.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps. Opus Capital, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps.

A circular will be issued by the Company and despatched to the Shareholders no later than 31 December 2020, because additional time is required to prepare and finalise the information to be included in the circular in accordance with Rule 19A.39A of the Listing Rules. The circular will contain: (i) further information on the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps, the letter of recommendation from the Independent Board Committee to the Independent Shareholders, and the letter of advice by Opus Capital to the Independent Board Committee and the Independent Shareholders in respect of the transactions; and (ii) further information as required under the Shanghai Listing Rules.

I.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	means the board of directors of the Company

“Catering and Aircraft On-board Supplies Support Agreement”	means the catering, aircraft on-board supplies support and related services framework agreement dated 28 August 2020 entered into between the Company and Eastern Air Catering Company, details of which are set out in this announcement

“Catering and Aircraft On-board Supplies Support Continuing Connected Transactions”	means the continuing connected transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling Shareholder of the Company

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed to it under the Listing Rules

“Directors”	means the directors of the Company

“Eastern Air Catering Company”	means 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.), which is interested as to 55% by CEA Holding, and is thus an associate of CEA Holding and a connected person of the Company

“Eastern Air Catering Entities”	means each of Eastern Air Catering Company and its subsidiaries

“EGM”	means the extraordinary general meeting of the Company to be convened to consider, and if thought fit, approve, among others, the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps

“Existing Catering Services and Related Services Agreement”	means the catering services and related services agreement dated 30 August 2019 entered into between the Company and Eastern Air Catering Company, details of which are set out in the announcement of the Company dated 30 August 2019 and the circular of the Company dated 30 September 2019

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	means the Board committee, comprising the independent non- executive Directors, to be established to advise the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps

“Independent Financial Adviser” or “Opus Capital”	means Opus Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, being the independent financial adviser appointed by the Company to advise (i) the Independent Board Committee and the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps; and (ii) the Board in respect of the opinion required pursuant to Rule 14A.52 of the Listing Rules

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	means the People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Annual Caps”	means the proposed annual caps for the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2021, 2022 and 2023

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“Shanghai Listing Rules”	means 上海證券交易所股票上市規則 (the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)

“Shareholders”	means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“%”	means per cent

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 28 August 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).